Mail Stop 4561

April 4, 2007

Patricia S. Morris
Senior Vice President and
Chief Financial Officer
VA Software Corporation
46939 Bayside Parkway
Fremont, CA 94538

      Re: VA Software Corporation
                Form 10-K for the Fiscal Year Ended July 31, 2006
                Filed October 16, 2006
                File No. 000-28369

Dear Ms. Morris:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief